Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated May 27, 2010

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$ 0.20	$
Proceeds, before expenses, to Bank of America Corporation	$ 9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), which may be in June or July 2010, the settlement date may occur in June or July 2010 and the maturity date may occur in June or July 2012. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

June     , 2010

Units Capped Leveraged Index Return Notes® Linked to a Global Equity Basket, due June , 2012 $10 principal amount per unit Term Sheet No. Capped Leveraged Return Notes®	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	June , 2010 July , 2010 June , 2012

•    200% leveraged upside exposure to increases in the value of a Basket comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, and the Nikkei 225 Index, subject to a cap of between 20% to 24%

•    1-to-1 downside exposure to decreases in the value of the Basket in excess of a Threshold Value, with up to 90% of the principal amount at risk

•    A maturity of approximately two years

•    Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

•    No periodic interest payments

•    No listing on any securities exchange

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Bank of America

Summary

The Capped Leveraged Index Return Notes® Linked to a Global Equity Basket, due June     , 2012 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the value of the Global Equity Basket described below (the “Basket”) increases moderately from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value of the Basket, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

The Basket is comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, and the Nikkei 225 Index (each, a “Basket Component Index,” and together, the “Basket Component Indices”). On the pricing date, the S&P 500® Index will be given an initial weight of 33.34%, and the Dow Jones Euro STOXX 50® Index and the Nikkei 225 Index will each be given an initial weight of 33.33%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	A Global Equity Basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the Dow Jones EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), and the Nikkei 225 Index (Bloomberg symbol: “NKY”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The average of the closing values of the Basket on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described on page S-26 of product supplement LIRN-2.

Threshold Value:	The Threshold Value will be set to 90.00 (or 90% of the Starting Value) on the pricing date.
Capped Value:

$12.00 to $12.40 per unit of the LIRNs, which represents a return of 20% to 24% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Participation Rate:	200%
Downside Leverage Factor:	100%
Maturity Valuation Period:

Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a hypothetical Capped Value of $12.20 (a 22% return), the midpoint of the Capped Value range of $12.00 to $12.40. The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct investment in the stocks included in the Basket Component Indices, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 100.00, the Threshold Value of 90.00, and a hypothetical Capped Value of $12.20 (per unit), the midpoint of the Capped Value range of $12.00 to $12.40.

Example 1 — The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	70.00
Threshold Value:	90.00

$10 –	[	$10 ×	(90.00 - 70.00)	x 100%	]	= $8.00
100.00

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	95.00
Threshold Value:	90.00

Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	104.00

$10 +	[	$10 × 200% x	(104.00 - 100.00)	]	= $10.80
100.00

Redemption Amount (per unit) = $10.80

Example 4 — The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	150.00

$10 +	[	$10 × 200% x	(150.00 - 100.00)	]	= $20.00
100.00

Redemption Amount (per unit) = $12.20 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 100.00, the Threshold Value of 90.00 (90% of the Starting Value), and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to two decimal places);
▪	the total rate of return to holders of the LIRNs;
▪	the pretax annualized rate of return to holders of the LIRNs; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.52% per annum, as more fully described below.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and a hypothetical Capped Value of $12.20 (per unit), the midpoint of the Capped Value range of $12.00 to $12.40.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs	Pretax Annualized Rate of Return on the LIRNs(1)	Pretax Annualized Rate of Return of the Stocks Included in the Basket Component Indices(1)(2)
50.00	-50.00%	$6.00	-40.00%	-23.98%	-29.30%
60.00	-40.00%	$7.00	-30.00%	-17.06%	-21.45%
70.00	-30.00%	$8.00	-20.00%	-10.85%	-14.54%
85.00	-15.00%	$9.50	-5.00%	-2.55%	-5.44%
90.00(3)	-10.00%	$10.00	0.00%	0.00%	-2.68%
96.00	-4.00%	$10.00	0.00%	0.00%	0.49%
98.00	-2.00%	$10.00	0.00%	0.00%	1.52%
100.00(4)	0.00%	$10.00	0.00%	0.00%	2.52%
102.00	2.00%	$10.40	4.00%	1.97%	3.52%
104.00	4.00%	$10.80	8.00%	3.89%	4.49%
110.00	10.00%	$12.00	20.00%	9.33%	7.35%
120.00	20.00%	$12.20(5)	22.00%	10.19%	11.85%
130.00	30.00%	$12.20	22.00%	10.19%	16.08%
140.00	40.00%	$12.20	22.00%	10.19%	20.07%
150.00	50.00%	$12.20	22.00%	10.19%	23.86%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from May 21, 2010 to May 21, 2012, a term expected to be similar to that of the LIRNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the value of the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.52% per annum, and that dividends are not reinvested; and

(c)	no transaction fees or expenses.

(3)	The Threshold Value will be set to 90.00, or 90% of the Starting Value, on the pricing date.

(4)	The Starting Value will be set to 100.00 on the pricing date.

(5)	The Redemption Amount per unit of the LIRNs cannot exceed the hypothetical Capped Value of $12.20 (the midpoint of the range of $12.00 to $12.40). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market for your LIRNs is not expected to develop.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪	Changes in the levels of the Basket Component Indices may offset each other.

▪	Each Index Publisher (as defined below) may adjust its Basket Component Index in a way that affects its level, and those publishers have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Basket Component Indices, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Basket Component Indices, except to the extent that our common stock is included in the S&P 500® Index, we do not control any company included in any Basket Component Index, and are not responsible for any disclosure made by any other company.

▪	Your return on the LIRNs may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the LIRNs.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	Purchases and sales by us and our affiliates of stocks included in the Basket Component Indices may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	Our business activities relating to the companies represented by the Basket Component Indices may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Other Terms of the LIRNs

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth on pages S-7 and S-24 of product supplement LIRN-2.

A “Market Measure Business Day” means a day on which:

(A) the New York Stock Exchange (as to the S&P 500® Index), The NASDAQ Stock Market (as to the S&P 500® Index), the Eurex (as to the Dow Jones EURO STOXX 50® Index), and the Tokyo Stock Exchange (as to the Nikkei 225 Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Component Indices or any successors thereto are calculated and published.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪

You accept that your investment will result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the stocks included in the Basket Component Indices.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the level of the Basket will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 20% and 24% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the LIRNs. The Basket Component Indices are described in the section “The Basket Component Indices” below. Each Basket Component Index will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page S-31 of product supplement LIRN-2.

If May 14, 2010 were the pricing date, for each Basket Component Index, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P 500® Index	SPX	33.34%	1,135.68	0.02935686	33.34
Dow Jones EURO STOXX 50® Index	SX5E	33.33%	2,633.92	0.01265414	33.33
Nikkei 225 Index	NKY	33.33%	10,462.51	0.00318566	33.33
				Starting Value	100.00

(1)	The actual closing level of each Basket Component Index and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNS—Basket Market Measures—Determination of the Component Ratio for Each Basket Component—Equity-Based Basket Components” beginning on page S-31 of product supplement LIRN-2 if a Market Disruption Event occurs on the pricing date as to any Basket Component Index. The actual closing level and Component Ratio of each Basket Component Index will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(2)	These are the closing levels of the Basket Component Indices on May 14, 2010.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on May 14, 2010 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component Index. If a Market Disruption Event occurs as to any Basket Component Index on any scheduled calculation day, the closing level of that Basket Component Index will be determined as more fully described beginning on page S-26 of product supplement LIRN-2 in the section “Description of LIRNs—The Starting Value and the Ending Value—Ending Value—Equity-Based Basket Market Measures.”

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2005 through April 2010, based upon month-end historical levels of each Basket Component Index and a Basket value of 100.00 on December 31, 2004. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the LIRNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the LIRNs.

The Basket Component Indices

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Standard & Poor’s Financial Services (“S&P”), STOXX Limited (“STOXX”), and Nikkei Inc. (“Nikkei” and together, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of the Index Publishers discontinuing publication of the Basket Component Indices are discussed in the section of product supplement LIRN-2 entitled “Description of LIRNs—Discontinuance of a Market Measure” on page S-30 of product supplement LIRN-2. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Component Indices or any successor index.

The S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The LIRNs are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the LIRNs.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2010, 404 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 96 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. On April 30, 2010, the average market capitalization of the companies included in the S&P 500® Index was $21.45 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $320.34 billion, and the smallest component of the S&P 500® Index had a market capitalization of $1.15 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of April 30, 2010 indicated in parentheses: Consumer Discretionary (10.55%); Consumer Staples (10.91%); Energy (11.18%); Financials (16.47%); Health Care (11.55%); Industrials (10.76%); Information Technology (18.91%); Materials (3.45%); Telecommunication Services (2.73%); and Utilities (3.48%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the LIRNs will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted S&P 500® Index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the S&P 500® Index in the period from January 2005 through April 2010. This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth below is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On May 14, 2010, the closing level of the S&P 500® Index was 1,135.68.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the S&P 500® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. S&P shall have no liability for any errors, omissions, or interruptions in the S&P 500® Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the LIRNs or any other person or entity from the use of the S&P 500® Index or any data included in the S&P 500® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500® Index or any data included in the S&P 500® Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P 500® Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The LIRNs are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the LIRNs or any member of the public regarding the advisability of investing in securities generally or in the LIRNs particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the LIRNs. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the LIRNs into consideration in determining, composing, or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the LIRNs, prices at which the LIRNs are to initially be sold, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the LIRNs.”

Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50® Index and the related trademarks have been licensed for certain purposes by us. Neither STOXX nor Dow Jones & Company, Inc. (“Dow Jones”) sponsors, endorses, or promotes the LIRNs based on the Dow Jones EURO STOXX 50® Index.

The Dow Jones EURO STOXX 50® Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SIX Swiss Exchange AG. Publication of the Dow Jones EURO STOXX 50® Index began in February 1998, based on an initial Dow Jones EURO STOXX 50® Index level of 1,000 at December 31, 1991.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all of the market sectors defined by the Dow Jones Global Classification Standard. Set forth below are the country weightings and market sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index as of April 30, 2010.

Country Weightings		Industrial Sector Weightings
France	35.6%	Banks	19.3%
Germany	27.2%	Utilities	10.6%
Spain	14.3%	Oil & Gas	9.3%
Italy	10.2%	Insurance	9.1%
Netherlands	6.1%	Telecommunications	9.1%
Finland	2.2%	Chemicals	6.6%
Luxembourg	1.8%	Industrial Goods & Services	6.1%
Belgium	1.7%	Food & Beverage	5.7%
Ireland	1.0%	Technology	4.3%
		Personal & Household Goods	4.2%
		Health Care	3.6%
		Construction & Materials	3.4%
		Automobiles & Parts	2.2%
		Basic Resources	1.8%
		Media	1.6%
		Retail	1.4%
		Real Estate	0.8%
		Financial Services	0.7%

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

Dow Jones EURO STOXX 50® Index =	free float market capitalization of the Dow Jones EURO STOXX 50® Index at the time divisor of the Dow Jones EURO STOXX 50® Index at the time

The “free float market capitalization of the Dow Jones EURO STOXX 50® Index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the Dow Jones EURO STOXX 50® Index is being calculated.

The divisor of the Dow Jones EURO STOXX 50® Index is adjusted to maintain the continuity of the Dow Jones EURO STOXX 50® Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

STOXX does not guarantee the accuracy or the completeness of the Dow Jones EURO STOXX 50® Index or any data included in the Dow Jones EURO STOXX 50® Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index or the manner in which the Dow Jones EURO STOXX 50® Index is applied in determining the amount payable on the notes at maturity or early redemption.

Since its inception, the Dow Jones EURO STOXX 50® Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50® Index during any period shown below is not an indication that the level of the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time during the term of the LIRNs. The historical Dow Jones EURO STOXX 50® Index levels do not give an indication of future performance of the Dow Jones EURO STOXX 50® Index.

The following graph sets forth the monthly historical performance of the Dow Jones EURO STOXX 50® Index in the period from January 2005 through April 2010. This historical data on the Dow Jones EURO STOXX 50® Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50® Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50® Index during any period set forth below is not an indication that the level of the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On May 14, 2010, the closing level of the Dow Jones EURO STOXX 50® Index was 2,633.92.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Dow Jones EURO STOXX 50® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Dow Jones EURO STOXX 50® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Dow Jones EURO STOXX 50® Index) in connection with certain securities, including the LIRNs.

The license agreement between us and STOXX requires that the following language be stated in this term sheet:

STOXX and Dow Jones have no relationship to us, other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the LIRNs. STOXX and Dow Jones do not:

•	sponsor, endorse, sell, or promote the LIRNs;

•	recommend that any person invest in the LIRNs or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the LIRNs;

•	have any responsibility or liability for the administration, management, or marketing of the LIRNs; or

•	consider the needs of the LIRNs or the holders of the LIRNs in determining, composing, or calculating the Dow Jones EURO STOXX 50® Index, or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the LIRNs. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied, and disclaim any and all warranty concerning:

•

the results to be obtained by the LIRNs, the holders of the LIRNs or any other person in connection with the use of the Dow Jones EURO STOXX 50® Index and the data included in the Dow Jones EURO STOXX 50® Index;

•	the accuracy or completeness of the Dow Jones EURO STOXX 50® Index and its data;

•	the merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50® Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the Dow Jones EURO STOXX 50® Index or its data; and

•

Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the LIRNs or any other third parties.

Nikkei 225 Index

Nikkei 225 Index is a trade or service mark of Nikkei (formerly known as Nihon Keizai Shimbun, Inc.) and is licensed for use by us. The LIRNs have not been passed on by Nikkei as to their legality or suitability. The LIRNs are not issued, endorsed, sold or promoted by Nikkei. NIKKEI MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE LIRNs.

The Nikkei 225 Index is a stock index calculated, published, and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 stocks (each, a “Nikkei Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry. All 225 of the Nikkei Index Stocks that are components of the Nikkei 225 Index are stocks listed in the First Section of the TSE. Nikkei Index Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange, and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each Nikkei Index Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei Index Stock by the corresponding weighting factor for that Nikkei Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was set at 24.696 on April 2, 2010, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Index Stock, so that the share price of each Nikkei Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei Index Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Index Stocks, currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Index Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index may be adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. In the event of a change affecting any Nikkei Index Stock, the divisor will be adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks may be deleted from or added to the Nikkei 225 Index by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the general policy of Nikkei is not to alter the composition of the Nikkei Index Stocks except when a Nikkei Index Stock is deleted in accordance with certain criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Index Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Nikkei Index Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei Index Stocks. As a result, an existing Nikkei Index Stock with low trading volume and not representative of a market will be deleted.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The LIRNs are not sponsored, endorsed, sold, or promoted by Nikkei. No inference should be drawn from the information contained in this term sheet that Nikkei makes any representation or warranty, implied or express, to us, any holder of the LIRNs, or any member of the public regarding the advisability of investing in securities generally or in the LIRNs in particular or the ability of the Nikkei 225 Index to track general stock market performance of Japan. Nikkei has no obligation to take our needs or the needs of any holder of the LIRNs into consideration in determining, composing, or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the LIRNs to be issued, or in the determination or calculation of the equation by which the LIRNs are to be settled in cash. Nikkei has no obligation or liability in connection with the administration or marketing of the LIRNs.

Neither we nor any of our affiliates, including the calculation agent, accept any responsibility for the calculation, maintenance, or publication of the Nikkei 225 Index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining the value of the Basket or the amount payable on the LIRNs at maturity.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual Nikkei Index Stocks, and these limitations, in turn, may adversely affect the market value of the LIRNs.

Since its inception, the Nikkei 225 Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period shown below is not an indication that the level of the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the LIRNs. The historical Nikkei 225 Index levels do not give an indication of future performance of the Nikkei 225 Index.

The following graph sets forth the monthly historical performance of the Nikkei 225 Index in the period from January 2005 through April 2010. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the level of the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On May 14, 2010, the closing level of the Nikkei 225 Index was 10,462.51.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Nikkei 225 Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Nikkei 225 Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into an agreement with Nikkei providing us and any of our affiliated or subsidiary companies identified in that agreement with a non-exclusive license and, in exchange for a fee, with the right to use the Nikkei 225 Index, which is owned by Nikkei. Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei, calculates and disseminates the Nikkei 225 Index under an exclusive agreement with Nikkei. Nikkei and Nikkei Digital Media, Inc. are collectively referred to as the “Nikkei Index Sponsor.”

The license agreement requires that the following language be stated in this term sheet:

The LIRNs are not in any way sponsored, endorsed, or promoted by the Nikkei Index Sponsor. The Nikkei Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as to which the Nikkei 225 Index stands on any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei Index Sponsor. However, the Nikkei Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei Index Sponsor shall not be under any obligation to advise any person, including you or us, of any error therein.

In addition, the Nikkei Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication, and dissemination of the Nikkei 225 Index.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.